UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report Regarding a Dividend Distribution

Item 1

May 13, 2015

Immediate Report Regarding a Dividend Distribution

The Company wishes to report that its Board of Directors, in its meeting of May 12, 2015, has decided to distribute a dividend in cash out of the revenues of the first quarter, 2015 in the amount of US$151 million. The dividend amount per share is US$ 0.11876.

Some shareholders will receive the payment in NIS and need to take into account the following: the amount of the dividend per share is not final and will be subject to changes due to the need to convert the amount from US Dollars to Israeli Shekels (NIS), according to the Bank of Israel's representative exchange rate known on June 8, 2015.

The dividend will be paid only to registered shareholders entitled to US$2 or above.

The record date is June 9, 2015; the payment day is June 23, 2015. In the current quarter, tax will be as follows: for companies and individual residents in Israel, 80.19% of the dividend will be taxable at a rate of 15% and 19.81% of the dividend will be exempted from tax for companies, individuals will pay 25%. For foreign residents, 53.66% of the dividend will be taxable at source at a rate of 15% or according to International Tax Treaties, at the lower, and 19.81% will be taxable at a rate of 25% or according to International Tax Treaties, at the lower, 26.53% of the dividend will be taxable at source at a rate of 4% or according to International Tax Treaties, at the lower.

Sincerely,
ICL Chemicals

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: May 13, 2015